UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-54248

Signature Office REIT, Inc.
(Exact name of registrant as specified in its charter)

c/o Griffin Capital Essential Asset REIT, Inc. Griffin Capital Plaza, 1520 E. Grand Avenue El Segundo, California 90245 (310) 469-6100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: None*
* Signature Office REIT, Inc. merged with and into a wholly-owned subsidiary of Griffin Capital Essential Asset REIT, Inc. on June 10, 2015, at which time the separate corporate existence of Signature Office REIT, Inc. ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Griffin Capital Essential Asset REIT, Inc. has caused this certification/notice to be signed on Signature Office REIT, Inc.’s behalf by the undersigned duly authorized person.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.,
as successor by merger to Signature Office REIT, Inc.

/s/ Howard S. Hirsch
Howard S. Hirsch
Vice President and Assistant Secretary

Date:	June 12, 2015